Exhibit 99.23

THE STATE EDUCATION DEPARTMENT / THE UNIVERSITY OF THE STATE OF NEW YORK / ALBANY, NY 12234

Assistant Commissioner – Office of Quality Assurance
Office of Higher Education
Room 977, Education Building Annex
Albany, New York 12234

Tel: (518) 486-3633
Fax: (518) 486-2254
E-mail: jfrey@mail.nysed.gov

March 14, 2006

John J. McGrath, Ph.D.
CEO and President
EVCI Career Colleges Holding Corporation
1 Van Der Donck Street
Yonkers, NY 10701

Dear President McGrath:

Thank you for your letter and response dated February 3, 2006. The Department regards that report and this letter as the "amended final report." The full final report of the review process that began with two site reviews in the spring of 2005 consists of the following documents:

- October 7, 2005: Draft report of a compliance review of Interboro Institute (report includes two components: Admission Requirements Review and Report of a Compliance Review).
- November 3, 2005: Response of Interboro Institute to two components of Draft Report of October 7, 2005.
- November 21, 2005: Report on an Investigation by the firm of Litzeat and Leyton (with respect to Admissions Requirement Review).
- December 2, 2005: State Education Department Analysis of Interboro Institute's Response to the Draft Report of October 7, 2005.
- December 19, 2005: Interboro's "Draft Working Document" and "Revised Admission Screening Process," submitted to the New York State Education Department in preparation for Interboro's formal response to the Department's December 2, 2005 documents.
- December 23, 2005: Letter from Deputy Commissioner to CEO of EVCI.
- January 4, 2006: Letter from CEO of EVCI to Deputy Commissioner.
- January 11, 2006: Letter from Deputy Commissioner to CEO of EVCI stating conditions under which Interboro must operate, establishing a minimum performance requirement related to student persistence, and stating reporting and review dates.

- February 3, 2006: Final response of Interboro to draft report of October 7, 2005.
- March 13, 2006: Letter from Assistant Commissioner to CEO of EVCI confirming receipt of the February 3, 2006, final response, confirming determinations contained in the Deputy Commissioner's letter of January 11, 2006, and commenting on the February 3, 2006 report.

As Deputy Commissioner Duncan-Poitier's letter of January 11, 2006 states, the next reports due to the Department are an Institutional Effectiveness Plan, due March 1, 2006 (which has been received) and an institutional accreditation mid-term self-study due April 1, 2006. The January 11, 2006 letter also notes that the Department will conduct site visits to Interboro Institute in the spring and summer of 2006 to assess the Institute's progress in implementing the requirements and recommendations set forth in the Department's report of December 2, 2005, and the first-to-second semester persistence rate and other requirements mandated during a January 6, 2006 meeting and confirmed in a January 11, 2006 letter from the Deputy Commissioner.

With respect to the information provided in the response of February 3, 2006, the measures taken and planned appear to be appropriate. I look forward to additional information on the scope of implementation and on outcomes in subsequent reports. As stated in the January 6, 2006 meeting, a principal concern of the Department is that students at Interboro and elsewhere receive a sound education, with provision of academic and other support services commensurate with their needs. Indicators of commitment to this end are (1) admission of students who have a reasonable prospect of academic success in the context of the institution's services and programs; and (2) a record of student persistence and serious achievement at the college level. We hope to find improvements in performance, particularly in the two areas cited above, based on this commitment.

This letter confirms the requirements for continued registration set forth in preceding components of the amended final report, noted above, and extends the registration of Interboro's programs in accordance with the provisions of the Commissioner's Regulations and Department practice for renewals.

My colleagues and I look forward to findings of success in student persistence and other attainments.

Sincerely,

Joseph P. Frey

cc: Johanna Duncan-Poitier
Martin O'Brien, Acting President, Interboro Institute